AquaBounty Technologies, Inc.

Two Mill & Main Place, Suite 395

Maynard, Massachusetts 01754

August 17, 2021

VIA EDGAR

Irene Paik

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AquaBounty Technologies, Inc.
Acceleration Request for Registration Statement on Form S-3, as Amended
File No. 333-258561 Filed August 6, 2021

Requested Date:	August 19, 2021
Requested Time:	5:00 p.m. Eastern Standard Time

Dear Ms. Paik:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), AquaBounty Technologies, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to August 19, 2021, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Michael Minahan at (617) 570-1021. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Michael Minahan, by email at MMinahan@goodwinlaw.com.

[Remainder of page left intentionally blank]

If you have any questions regarding this request, please contact Michael Minahan of Goodwin Procter LLP at (617) 570-1021.

Sincerely,

AquaBounty Technologies, Inc.

/s/ David A. Frank
David A. Frank
Chief Financial Officer and Treasurer

cc:	Michael Minahan, Esq., Goodwin Procter LLP
Khalid Elwanni, Esq., Goodwin Procter LLP